Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

GAS NATURAL REITERATES THAT THE PUBLIC OFFER (OPA) FOR ENDESA WILL NOT AFFECT PLANNED INVESTMENTS IN GALICIA

•      Gas Natural undertakes that the agreement for purchase of the regulated assets to be divested include the purchaser’s commitment to make the volume of investments associated to such assets.

Gas Natural reiterates that the OPA for Endesa will not affect the Reganosa project, nor will it affect other planned investments in the Community of Galicia, as stated by the Chairman of Gas Natural, Salvador Gabarró, to the President of the Council of Galicia, Emilio Pérez Touriño, during his recent visit to that Community.

In the documentation filed by Gas Natural with the Spanish National Energy Commission (CNE), the company includes, among the possible assets to be divested in Galicia, the As Pontes plant and Endesa’s minority interest in the Reganosa regasification plant project. As mentioned by Gas Natural, this asset transfer will not result in a change in the committed investments in either project.

In addition, as Gas Natural informed the CNE, “this company undertakes that the agreement for purchase of the regulated assets to be divested will include the purchaser’s commitment to make the volume of investments associated to such assets in accordance with the strategic plans of Gas Natural or Endesa.”

The continuity of the As Pontes coal plant and the Reganosa regasification plant will be assured by the new recipients of such assets, since, as the Chairman of Gas Natural indicated during his recent visit to Galicia, the continuity of both projects ensures a competitive Galician business environment.

Barcelona, October 7, 2005.